UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42823

Fitness Champs Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore 569880

________

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On September 3, 2025, Fitness Champs Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC, as representative of the underwriters (the “Representative”) and certain selling shareholders, in connection with its initial public offering (the “IPO”) of 3,750,000 ordinary shares, par value US$0.000005 per share (the “Shares”) at a price of US$4.00 per Share ~~(the “Offering Price”)~~. The Company sold 2,000,000 Shares and the selling shareholders sold an aggregate of 1,750,000 Shares. The Company will receive total gross proceeds of US$8,000,000, before deducting underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of Shares by the selling shareholders.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Securities and Exchange Commission.

The Company’s registration statement on Form F-1 (File No. 333-287405) for the IPO, originally filed with the SEC on May 19, 2025 (as amended, the “Registration Statement”) was declared effective by the SEC on September 3, 2025. The Shares began trading on the Nasdaq Capital Market on September 4, 2025, under the ticker symbol “FCHL.” The IPO closed on September 5, 2025. A final prospectus relating to the IPO was filed with the SEC on September 4, 2025.

The Company’s officers, directors, and certain of its shareholders have agreed, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Shares or other securities convertible into or exercisable or exchangeable for Shares for a period of six (6) months from the effective date of the Registration Statement, without the prior written consent of the Representative.

Other Events

In connection with the IPO, the Company issued a press release on September 4, 2025 announcing the pricing of the IPO and a press release on September 5, 2025 announcing the closing of the IPO. The press releases, furnished in this report as Exhibit 99.1 and Exhibit 99.2, are incorporated herein by reference and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit No	Description

1.1	Underwriting Agreement dated September 3, 2025 between the Company, the selling shareholders and Bancroft Capital LLC

99.1	Fitness Champs Holdings Limited Announces Pricing of Initial Public Offering

99.2	Fitness Champs Holdings Limited Announces Closing of Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fitness Champs Holdings Limited

Date: September 5, 2025	By	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Executive Director
Chief Executive Officer